March 12, 2015

Consent of independent auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended 31 December 2014 of Denison Mines Corp. of our report dated March 5, 2015, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-48174, No. 333-148915 and No. 333-190121) of our report dated March 5, 2015 referred to above.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario, Canada

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership,